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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

TIMCO Aviation Services, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
887151-20-7
(CUSIP Number)
Lacy J. Harber
LJH, Ltd.
377 Neva Lane
Denison, Texas
(903) 465-6937
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 25, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	887151-20-7	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Lacy J. Harber

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,385,812 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,385,812 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,385,812 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

71.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

2

CUSIP No.	887151-20-7	Page	3	of	8

1	NAMES OF REPORTING PERSONS: John R. Cawthron

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,385,812 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,385,812 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

71.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

3

Item 1.	Security and Issuer

Title of Class of Equity Securities: Common Stock, $0.001 par value per share

Issuer: TIMCO Aviation Services, Inc. 623 Radar Road Greensboro, North Carolina 27410

Item 2.	Identity and Background

Lacy J. Harber is the ultimate beneficial owner of all of the securities (the “Securities”) of the Issuer that are owned by LJH, Ltd. (“LJH”) and reported in this Schedule 13D/A. All of the Securities are owned of record by LJH, a Texas limited partnership, the sole general partner of which is DLH Management, L.L.C. Mr. Harber is the ultimate beneficial owner of LJH and therefore the ultimate beneficial owner of all of the Securities.

The principal business of LJH is investments and its business address is 377 Neva Lane, Denison, Texas, 75020. Mr. Harber, a self-employed investor, is a citizen of the United States of America.

During the last five years, neither LJH nor Mr. Harber has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

John Cawthron is the holder of a revocable proxy to vote all shares of common stock of the Issuer that LJH would be entitled to vote at any annual or special meeting of the stockholders of the Issuer. Mr. Cawthron was elected as a member of the Issuer’s board of directors by action of the board effective February 3, 2006.

The principal business address of Mr. Cawthron is 329 West State Highway 6, Suite C, P. O. Box 8256, Waco, Texas 76714. Mr. Cawthron is a certified public accountant and the President of Cawthron, Wommack & Coker, P.C., a full service public accounting and consulting firm based in Waco, Texas.. Mr. Cawthron also serves as managing partner and a director for several Texas-based business ventures ranging from service entities to commercial land development.

During the last five years, Mr. Cawthron has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was he a party to any civil proceeding of a judicial or administrative body which would subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Harber and Mr. Cawthron are U.S. citizens.

Item 3.	Source and Amount of Funds or Other Consideration

All Securities purchased by LJH have been purchased using personal investment funds on hand or provided by Mr. Harber, including funds borrowed from a financial institution using a personal line of credit that is not secured by the Securities owned or to be acquired by LJH.

Item 4.	Purpose of Transaction

LJH holds the Securities for investment purposes. LJH has engaged, and may in the future engage, in discussions with the Issuer’s board of directors, management, other shareholders, financing sources and other persons having an interest in the Issuer in an effort to maximize the value of its investment. LJH intends to continuously review its investment in the Issuer, and may, at any time and from time to time, review or reconsider its position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing, control of the Issuer, or that relate to or would result in any of the other events enumerated in the instructions to Item 4 of Schedule 13D. LJH may make further purchases of Securities of the Issuer from time to time and may dispose of any or all of the Securities of the Issuer that it holds. LJH has in the past, and may in the future, engage in discussions with the Issuer’s lenders regarding the terms of the Issuer’s indebtedness and regarding other matters relating to the Issuer. LJH has also in the past and may in the future (although it has no obligation to do so) enter into agreements with the Issuer’s lenders seeking to resolve loan covenant defaults or seeking modifications of terms of the Issuer’s indebtedness to avoid restrictions that limit the availability of funding to the Issuer. If any such agreements are reached in the future, LJH may seek compensation from the Issuer for any actions by LJH with respect to the Issuer’s lenders which benefit the Issuer, which compensation may include the payment of cash or the issuance of additional equity or debt securities of the Issuer.

At this date, there are no agreements or understandings between the Issuer and LJH with respect to any of the matters described above. Further, except as described above, LJH, Mr. Harber and Mr. Cawthron have no current plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	except as noted below, any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board of directors of the Issuer.
(e)	any material change in the present capitalization or dividend policy of the Issuer;

5 of 9

(f)	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;
(g)	changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuers by any person;
(h)	causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”), or;
(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

As of the date of this Amendment No. 10 to Schedule 13D, Mr. Harber beneficially owns 15,385,812 shares of the Issuer’s issued and outstanding common stock (the “Shares”), constituting 71.76% of the Issuer’s issued and outstanding common stock (calculated in accordance with Rule 13d-3(d)). For all purposes, all share and per-share information provided in this Schedule 13D/A has been adjusted for the one-new-share-for-40-old-shares reverse stock split that was effected by the Issuer on November 22, 2005.

Mr. Harber has granted a revocable proxy to vote the Shares to Mr. Cawthron. As a result of the proxy, Mr. Cawthron shares the power to vote the Shares. Mr. Harber continues to have sole dispositive power with respect to the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

LJH has engaged Mr. Cawthron to advise and represent LJH with respect to its investment in the Issuer and in any discussions undertaken as described above at Item 4. LJH has not authorized Mr. Cawthron to enter into binding agreements on its behalf. LJH may compensate Mr. Cawthron from time to time for his actions on behalf of LJH relating to its ownership of the Issuer’s securities upon such terms and conditions as they may agree.

Except as set forth above, LJH, Mr. Harber and Mr. Cawthron do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.

Item 7.	Materials to be Filed as Exhibits

(A) Agreement regarding joint filing
[Signatures on Next Page]

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

LJH, Ltd.		/s/ Lacy J. Harber

By:	DLH Management, L.L.C.	Lacy J. Harber
	Its general partner	March 30, 2006

/s/ Lacy Harber		/s/ John R. Cawthron

	Lacy Harber	John R. Cawthron
	March 30, 2006	March 30, 2006

Exhibit A
AGREEMENT
The undersigned agree that this Schedule 13D/A relating to the common stock of TIMCO Aviation Services, Inc. shall be filed on behalf of the undersigned.

LJH, Ltd.		/s/ Lacy Harber

By:	DLH Management, L.L.C.	Lacy Harber
	Its general partner	March 30, 2006

/s/ Lacy Harber		/s/ John R. Cawthron

	Lacy Harber	John R. Cawthron*
	March 30, 2006	March 30, 2006
• Mr. Cawthron disclaims any pecuniary interest in the Shares reported herein.